SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 20, 2006 filed by the Company with the Comisión Nacional de Valores:

By letter dated December 20, 2006, the Company reported that a subsidiary Llao Llao Resorts S.A. has acquired in the province of Río Negro, Argentina, for a total consideration of US$7,000,000, the following plots of land:

•	A plot of land with an extension of 34,576.21 square meters, nomenclature: 19-1-B-012-01A, Registration No. 16-409, in Colonia Nahuel Huapí;

•	A plot of land with an extension of 31,352.65 square meters, nomenclature: 19-1-B-012-01C, Registration No. 19-410, in Paraje Llao Llao;

•	A plot of land with an extension of 10,677.16 square meters, nomenclature: 19-1-B-124-01, Registration No. 19-492, in Colonia Nahuel Huapí; and

•	A plot of land with an extension of 52,927.43 square meters, nomenclature: 19-1-B-013-01, Registration No. 19-411, in Colonia Nahuel Huapí.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: December 20, 2006